SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Synchronoss Technologies, Inc.
(Name of Issuer)

Common Stock, par value $.0001 par value
(Title of Class of Securities)

87157B-10-3
(CUSIP Number)

July 19, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cellular World Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,303,400
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,303,400
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,303,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Psalm 25:10 Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 721,223
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 721,223
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 721,223
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 1.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CC1 Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 66,522
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 66,522
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 66,522
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D2 Alliances LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 264,500
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 264,500
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 264,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wireless Now L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,400
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 174,400
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 174,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David C. Shanks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,400
	6.	Shared Voting Power 3,730,445
	7.	Sole Dispositive Power 200,400
	8.	Shared Dispositive Power 3,730,445
9.	Aggregate Amount Beneficially Owned by each Reporting Person 3,730,445
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 8

Item 1.
(a) Name of Issuer
Synchronoss Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices
200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey 08807

Item2.
(a) Name of Persons Filing
(b) Address of Principal Business Office, or, if none, Residence
(c) Citizenship

Cellular World Corp.,
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: Alaska USA

Psalm 25:10 Foundation
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: Texas USA

CC1 Partners, LLC
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: Texas USA

D2 Alliances LLC
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: Texas USA

Wireless Now L.P.
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: Texas USA

David C. Shanks
3000 Altamesa Blvd
Suite 300
Fort Worth, TX 76133-8735
Citizenship: USA

(d) Title of Class of Securities
Common Stock, par value $.0001 par value

(e) CUSIP No.:
87157B-10-3

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 9

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4. Ownership
 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b) Percent of class:

The represented percentages in the responses to Item 11 on the attached cover pages are based on 44,383,050 common stock shares outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019 and the common stock of the Issuer owned by the each reporting party as of the close of business on September 25, 2019.

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

CUSIP NO. 87157B-10-3	SCHEDULE 13G	Page 10

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

David C. Shanks has voting and dispositive power over the 721,223 common stock shares owned by Psalm 25:10 Foundation.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2019

Cellular World Corp. /s/ David C. Shanks Name/Title: David C. Shanks, President	Psalm 25:10 Foundation /s/ David C. Shanks Name/Title: David C. Shanks, President
CC1 Partners, LLC /s/ David C. Shanks Name/Title: David C. Shanks, Manager	D2 Alliances LLC /s/ David C. Shanks Name/Title: David C. Shanks, Manager
Wireless Now LP /s/ David C. Shanks Name/Title: David C. Shanks, Authorized Signatory	David C. Shanks /s/ David C. Shanks